SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934





                           SUNGARD DATA SYSTEMS INC.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   867363103
                                 (CUSIP Number)



      Check the following box if a fee is being paid with this statement.   /X/
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 867363103                   13G                    Page 1 of 3 Pages
          ---------                                              ---  ---



1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            J. & W. SELIGMAN & CO. INCORPORATED
                                                                     13-3043476

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) /x/

                                                                         (b) /_/

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       DELAWARE


 NUMBER OF SHARES     (5) SOLE VOTING POWER                1,643,520
BENEFICIALLY OWNED    (6) SHARED VOTING POWER                    -0-
BY EACH REPORTING     (7) SOLE DISPOSITIVE POWER           1,909,577
 PERSON WITH          (8) SHARES DISPOSITIVE POWER               -0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      1,909,577

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                          5.00%

12) TYPE OF REPORTING PERSON

                                                                             IA

CUSIP No. 867363103                    13G                    Page 2 of 3 Pages
          ---------                                               ---  ---

Item 1(a) Name of Issuer:

          SUNGARD DATA SYSTEMS INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1285 DRUMMERS LANE
          SUITE 300
          WAYNE, PA  19087

Item 2(a) Name of Person Filing:

          J. & W. SELIGMAN & CO. INCORPORATED

Item 2(b) Address or Principal Business Office or, if none, Residence:

          100 PARK AVENUE
          NEW YORK, NEW YORK  10017

Item 2(c) Citizenship:

          DELAWARE CORPORATION

Item 2(d) Title of Class of Securities:

          COMMON STOCK

Item 2(e) CUSIP Number:

          867363103

Item 3 If this statement is filed pursuant to Rules 13-d, or 13-2(b), check whether the person is filing as a: Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                                                                             /X/

Item 4(a) Amount Beneficially Owned:

          1,909,577

Item 4(b) Percent of Class:

          5.00%

Item 4(c) Number of shares as to which such person has:

     (i)      sole power to vote or to direct the vote                1,643,520
     (ii)     shares power to vote or direct the vote                       -0-
     (iii)    sole power to dispose or to direct the disposition of   1,909,577
     (iv)     shares power to dispose or to direct the disposition of       -0-

CUSIP No. 867363103                    13G                    Page 3 of 3 Pages
          ---------                                               ---  ---

Item 5    Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and correct.



          Lawrence P. Vogel
          Senior Vice President, Finance


          FEBRUARY 2, 1996
          Date